SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Datakey, Inc.

(Name of Issuer)

Common Stock, $.05 par value

(Title of Class of Securities)

237909  10  6

(CUSIP Number)

Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
80 South 8th Street
Minneapolis, MN  55402
Tel:  612-371-3211
Fax:  612-371-3207

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 17, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d(f) or 240.13(d)-1(g), check the following box. [     ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237909 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raymond A. Lipkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of Minnesota, Country of United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,185,500 **

	8.	Shared Voting Power 110,000

	9.	Sole Dispositive Power 2,185,500 **

	10.	Shared Dispositive Power 110,000

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
2,296,500 **

**Includes warrants exercisable within 60 days of October 17, 2003 to purchase an aggregate of 1,256,000 shares of common stock and a note convertible within 60 days of October 17, 2003 into 400,000 shares of common stock.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 19.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
(a) Title of Class of Securities: Common stock, $.05 par value
(b) Name of Issuer: Datakey, Inc. (the “Company”)
(c) Address of Issuer’s Principal Executive Offices: 407 West Travelers Trail, Burnsville, Minnesota 55337

Item 2.	Identity and Background
(a) Name of Person Filing: Raymond A. Lipkin
(b) Residence or Business Address: 161 Ferndale Road South, Wayzata, MN 55391
(c) Principal Occupation or Employment: Retired, previously an investment advisor
(d) Conviction in a criminal proceeding during the last five years: None
(e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None
(f) Citizenship: State of Minnesota, Country of United States

Item 3.	Source and Amount of Funds or Other Consideration

In connection with the private placement by Datakey, Inc. as described in Item 5(c) below (the “Private Placement”), on October 17, 2003, in exchange for $500,000 of Mr. Lipkin’s personal funds, Datakey, Inc. issued to Mr. Lipkin a secured convertible promissory note due October 17, 2004 in the principal amount of $500,000 (the “Lipkin Note”) and a seven-year warrant to purchase 1,000,000 shares of the Company’s common stock (the “Lipkin Warrant”).

Item 4.	Purpose of Transaction
Mr. Lipkin has acquired the Lipkin Note and Lipkin Warrant, as described in this Amendment No. 3 to Schedule 13D for personal investment purposes using personal funds.

Mr. Lipkin may, from time to time, (1) acquire additional shares of common stock or other securities of the Company (subject to availability at prices deemed favorable by Mr. Lipkin) in the open market, in privately negotiated transactions, or otherwise, or (2) attempt to dispose of shares of common stock or warrants to purchase common stock or the Lipkin Note or any other securities beneficially owned by Mr. Lipkin in the open market, in privately negotiated transactions or otherwise.

Mr. Lipkin does not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	Number and Percentage of Class beneficially owned:

As of October 17, 2003, Mr. Lipkin holds (i) 530,500 shares of the Company’s common stock; (ii) warrants exercisable within 60 days of October 17, 2003 to purchase an aggregate of 1,256,000 shares of the Company’s common stock (including the Lipkin Warrants) and (iii) the Lipkin Note which is convertible within 60 days of October 17, 2003 into 400,000 shares of the Company’s common stock.  See Item 5(c) below for a description of assumptions used to calculate the number of shares of common stock into which the Lipkin Note may be convertible.

In addition, Mr. Lipkin may be deemed to be the beneficial owner of 20,000 shares of common stock held by his adult daughter by virtue of shared voting and dispositive power and 90,000 shares of common stock held by KOLOA Limited Partnership.  Mr. Lipkin is the managing general managing partner of KOLOA Limited Partnership and Mr. Lipkin’s spouse is the only other general partner.

Mr. Lipkin is the beneficial owner of 2,296,500 shares of the Company’s common stock representing 19.0% of the 10,433,840 shares of common stock of the Company outstanding as of October 17, 2003, as disclosed by the Company to Mr. Lipkin in connection with the Private Placement.

(b)	Voting and Dispositive Power:

Mr. Lipkin is the beneficial owner of 2,296,500 shares of the Company’s common stock with voting and dispositive power as follows:  (i) with respect to the 530,500 shares of the Company’s common stock and warrants to purchase an aggregate of 1,256,000 shares of the Company’s common stock and the Lipkin Note held by Mr. Lipkin individually, Mr. Lipkin exercises sole voting and dispositive control; (ii) with respect to the 20,000 shares of the Company’s common stock held by Mr. Lipkin’s adult daughter, Mr. Lipkin shares dispositive and voting control with his adult daughter; (iii) with respect to the 90,000 shares held by KOLOA Limited Partnership, Mr. Lipkin exercises sole voting and dispositive control as the managing general partner of KOLOA Limited Partnership.

(c)	Transactions within 60 days:

On October 17, 2003, Datakey, Inc. completed the private placement (the “Private Placement”) of $2,000,000 aggregate principal amount of secured convertible promissory notes due October 17, 2004 (the “Notes”) and seven-year warrants to purchase an aggregate of 4,000,000 shares of the Company’s common stock at an exercise price of $0.77 per share (the “Warrants”).  In connection with the Private Placement, the Company issued and sold to Mr. Lipkin a Note in the principal amount of $500,000 (the “Lipkin Note”) and a Warrant to purchase 1,000,000 shares of the Company’s common stock (the “Lipkin Warrant”).

If, before the maturity date of the Notes, the Company offers its common stock, preferred stock or any other security that attaches rights to convert into, or acquire, capital stock of the Company (a “Subsequent Financing”), the holders of the Notes will have the right to participate in the Subsequent Financing by exchanging outstanding principal and accrued by unpaid interest related to the Notes into the securities offered in the Subsequent Financing on the same price per share offered in the Subsequent Financing.

The outstanding principal and accrued but unpaid interest relating to the Notes is convertible at the option of the holder into shares of the Company’s common stock at a price per share equal to the greater of (a) $1.25 or (b) the price at which common stock is issued in a Subsequent Financing or the price at which securities offered in the Subsequent Financing may be convertible into, or exercisable for, common stock.

For the purpose of calculating the number of shares beneficially owned by Mr. Lipkin upon conversion of the Lipkin Note, this Amendment No. 3 to Schedule 13D assumes the conversion price to be $1.25 per share of common stock and that the entire principal amount of $500,000 of the Lipkin Note is converted, for a total of 400,000 shares of the Company’s common stock issuable upon conversion of the Lipkin Note.

(d)	Right to Direct the Receipt of Dividends: Not applicable.
(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
In connection with the Private Placement, Mr. Lipkin entered into the following agreements each dated October 17, 2003 with respect to the Notes and Warrants:

(a)                                  Registration Rights Agreement which provides for demand registration rights and incidental registration rights (commonly called “piggy back” registration rights) with respect to the shares of common stock issuable upon exercise of the Warrants and shares of capital stock issuable upon conversion of the Notes;

(b)                                 Security Agreement and Grant of Security Interest in Patents, Trademarks and Licenses which, through the agents of the investors, grants to the investors in the Private Placement a security interest in certain of the Company’s assets; and

(c)                                  Inter-Creditor Agreement by which the investors in the Private Placement appointed certain persons as agents to enter into the Security Agreement and Intellectual Property Security Agreement on behalf of the investors in the Private Placement.

Item 7.	Material to Be Filed as Exhibits
1. Datakey, Inc. Secured Convertible Promissory Note due October 17, 2004 in the principal amount of $500,000 issued to Raymond A. Lipkin.
2. Warrant dated October 17, 2003 to purchase 1,000,000 shares of common stock of Datakey, Inc. issued to Raymond A. Lipkin.

3. Registration Rights Agreement dated October 17, 2003 by and among Datakey, Inc. and the investors named therein.
4. Security Agreement dated October 17, 2003 by Datakey, Inc. in favor of Mark Ravich and Richard Broms, as Agents.
5. Grant of Security Interest in Patents, Trademarks and Licenses dated October 17, 2003 by Datakey, Inc. in favor of Mark Ravich and Richard Broms, as Agents.
6. Inter-Creditor Agreement dated October 17, 2003 by and among Mark Ravich and Richard Broms and the lenders named therein.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

October 27, 2003
Date
/s/ Raymond A. Lipkin
Signature
Raymond A. Lipkin
Name/Title